BD 3/2 *



SEC [barcode] MMISSION

07000891

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 26376 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMBRIDGE DISCOUNT BROKERAGE INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 EAST HILLSBORO BOULEVARD, SUITE 100
(No. and Street)

DEERFIELD BEACH (City) FLORIDA (State) 33441 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRY WALK (954) 596-5940
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 0 6 2007
THOMSON E
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name – *if individual, state last, first, middle name*)

622 THIRD AVENUE (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
FEB 2 7 2007
WASH, DC
185
SECTION

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

14 3/5/07

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

______________________________
Signature

______________________________
Title

______________________________
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Comments

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMBRIDGE DISCOUNT BROKERAGE, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2006



Marks Paneth & Shron LLP

*Certified Public Accountants and Consultants*

To the Officers and Stockholder of
Cambridge Discount Brokerage, Inc.

In planning and performing our audit of the financial statements of Cambridge Discount Brokerage, Inc. as of and the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com



*Associated worldwide with JHI*

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



MARKS PANETH & SHRON LLP
New York, New York
February 23, 2007

**CAMBRIDGE DISCOUNT BROKERAGE, INC.**
**DECEMBER 31, 2006**

## AN OATH OR AFFIRMATION

I, Terry Walk, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Cambridge Discount Brokerage, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Officer



Notary Public 02/26/07


NOTARY PUBLIC
JONATHAN R. HEANUE
Notary Public, State of Florida
My comm. expires Nov. 19, 2007
No. DD 269008

**CAMBRIDGE DISCOUNT BROKERAGE, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2006**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ | 49,672 |
| Commissions receivable | | 9,654 |
| **TOTAL CURRENT ASSETS** | | 59,326 |
| **Property and Equipment** | | |
| Furniture and fixtures | | 3,077 |
| Office equipment | | 7,387 |
| | | 10,464 |
| Less: Accumulated depreciation | | 10,464 |
| **NET PROPERTY AND EQUIPMENT** | | - |
| **Other Assets** | | |
| Clearing deposits | | 108,690 |
| Deferred tax asset | | 13,284 |
| **TOTAL OTHER ASSETS** | | 121,974 |
| **TOTAL ASSETS** | $ | 181,300 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Current Liabilities** | | |
| Accounts and accrued expenses payable | | 4,082 |
| **TOTAL CURRENT LIABILITIES** | | 4,082 |
| **TOTAL STOCKHOLDER'S EQUITY** | | 177,218 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 181,300 |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Organization

a. The Company was incorporated in Florida and began business on June 5, 2001. The Company engages in the securities business as a broker/dealer. The Company is non-clearing and has entered into a clearing agreement on a fully disclosed basis which provides that losses due to reneged securities trades by customers, if any, will be borne by Cambridge Discount Brokerage, Inc. Consequently, the Company operates under the exemptive provisions of S.E.C. Rule 15c3-3.

b. At December 31, 2006, Terry Walk owned 100% of the Company's outstanding common shares.

## Note 2 - Significant Accounting Policies

**a. Revenue Recognition:**

1. Securities transactions (and the related revenue and expense) are recorded on a settlement date basis, generally the third business day after trade date for securities and one business day for options.

2. Other items such as open trades not yet recorded because of terms of delivery and contingencies of a reasonably definite nature would make no material change in the foregoing statement.

**b. Basis of Accounting:**

The financial records of the Company are maintained on the accrual basis of accounting which recognizes income when earned and expenses when incurred. The Company prepares its income tax returns on this basis.

**c. Use of Estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**d. Property and Equipment:**

Property and equipment are recorded at cost and are depreciated under MACRS system for both financial and income tax purposes. Depreciation computed under the MACRS system does not materially differ from depreciation that would have been computed based on the estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred.

## Note 2 - Significant Accounting Policies (continued)

**e. Cash and Cash Equivalents:**

Cash and cash equivalents include highly liquid debt instruments purchased with a maturity of three months or less.

**f. Advertising Costs:**

The Company expenses advertising costs as incurred.

**g. Credit Risk:**

The Company maintains cash balance at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

The Company maintains accounts with a stock brokerage firm. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation.

## Note 3 - Net Capital Requirements

The Capital Ratio of the Company as independently computed by our auditors was 2%, versus an allowable maximum of 1,500% under the rules of the Securities and Exchange Commission. The Company's net capital requirement under S.E.C. Rule 15c3-1 was $5,000. The Net Capital as computed was $163,934 leaving capital in excess of requirements in the amount of $158,934.

## Note 4 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces those transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or to reduce position when necessary.

## Note 5 - Operating Lease

The Company is currently leasing office space at $13,800 per annum from September 1, 2004 through August 31, 2006. The lease was extended for another year until August 31, 2007 for $15,600 per annum. The Company has the option to renew the lease for another year.

## Note 6 - Income Taxes

The Company is a "C" corporation and is subject to Federal and state taxes.

The Company's net deferred tax asset at December 31, 2006 is $13,284 primarily due to net operating loss carryforward. Deferred tax asset is reduced by a valuation allowance when in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. At December 31, 2006, in the opinion of management no valuation allowance is necessary.

The components of the income tax expense (benefit) are as follows:

| | |
|---|---|
| Current tax expense | $ - |
| Deferred tax expense (benefit) | (2,754) |
| Benefit for income taxes | $ (2,754) |

The company has available as of December 31, 2006 net operating loss carryforwards, which may provide future tax benefits expiring as follows:

| Year of Expiration | NOL Carryforward Federal | NOL Carryforward State |
|---|---|---|
| 2021 | $ 1,252 | $ 1,252 |
| 2024 | 34,197 | 34,197 |
| 2025 | 15,912 | 15,912 |
| 2026 | 13,437 | 13,437 |
| | $ 64,778 | $ 64,778 |

A copy of the Company's Statement of Financial Condition as of December 31, 2006, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the National Association of Securities Dealers, Inc.

## INDEPENDENT AUDITORS' REPORT

To the Officers and Stockholder of Cambridge Discount Brokerage, Inc.

We have audited the accompanying statement of financial condition of Cambridge Discount Brokerage, Inc. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cambridge Discount Brokerage, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

MARKS PANETH & SHRON LLP
New York, New York
February 23, 2007



END